24000226

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45302

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: INTEGRITY INVESTMENTS, INC.

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

333 TAMIAMI TRAIL S STE 388
(No. and Street)

VENICE	FLORIDA	34285
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

RICHARD F CURCIO	941 350-0471	rcurcio@reitsales.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

JERE A BERKEY,CPA
(Name – if individual, state last, first, and middle name)

5420 Eagles Point Circle # 106,	SARASOTA	FL	34231
(Address)	(City)	(State)	(Zip Code)

02/23/2010	3761
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RICHARD F CURCIO, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of INTEGRITY INVESTMENTS, INC., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Yulielmis Bass
Notary Public, State of Florida
My Commission Expires 06/29/2024
Commission No. HH 389434

Signature: Richard F Curcio

Title:
CHAIRMAN

Y Bass Yulielmis Bass
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ■ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

INTEGRITY INVESTMENTS, INC.

(A CORPORATION)

FINANCIAL STATEMENTS

Year ended December 31, 2023

JERE A. BERKEY, C.P.A.
CERTIFIED PUBLIC ACCOUNTANT
SARASOTA, FLORIDA

INTEGRITY INVESTMENTS, INC.

(A CORPORATION)

FINANCIAL STATEMENTS

Year ended December 31, 2023

JERE A. BERKEY, C.P.A.
CERTIFIED PUBLIC ACCOUNTANT
SARASOTA, FLORIDA

Integrity Investments, Inc.
333 S Tamiami Trail, STE 388
Venice, FL 34285

February 21, 2024
Securities and Exchange Commission
SEC Headquarters
100 F Street NE
Mail Stop 8031
Washington, DC 20549

RE: Integrity Investments, Inc., claims exemption from SEC Rule 15c3-3:(k)(2)(i)

Gentleman,

We acknowledge that Integrity Investment's management is responsible for being in compliance for the required exemption provisions throughout its fiscal year 2023. Integrity Investments, Inc. has met the exemption provisions as stated in paragraph (k) (2) (i) of SEC Rule 15c3-3 without exception throughout its 2023 fiscal year. Integrity Investments, Inc., is an "Application Way" broker dealer and does not hold or otherwise handle any customer securities or funds.

Integrity Investments, Inc., management has made available to the auditor all records and other information relevant to the Broker-Dealer's assertions, including all communications from regulatory agencies, internal auditors, others who perform an equivalent function, compliance functions and other auditors concerning possible exception provisions, received through the date of the auditor's report.

Subsequent to the period addressed, fiscal year ended December 31, 2023 and assertions made, there have been no known events or other factors that might significantly affect Integrity Investment's compliance with the identified exemption provision.

Thank you,

Richard F. Curcio
Chairman
Integrity Investments, Inc.
333 S Tamiami Trail, STE 388
Venice, FL 34285

(941) 484-4000

Jere A Berkey C.P.A.

5420 Eagles Point Circle # 106

Sarasota, FL 34231

To the Board of Directors

Integrity Investments Inc.

Venice, Florida

Report of Independent Registered Public Accounting Firm

Iii Broker-Dealer Exemption Report

I have reviewed management's statements, included in the accompanying III Broker-Dealer Exemption Report, in which Integrity Investments. Inc. identified the following provisions of 17 C.F.R, 15c3-3(k) under which Integrity Investments, Inc. claimed exemption from 17 C.F.R., 240.15c3-3 (k)(2)(i) and Integrity Investments Inc. stated that Integrity Investments, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Integrity Investment's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Integrity investments, Inc. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly , I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in (k)(2)(i) of rule 15c3-3 under the Securities Exchange Act of 1934'

Jere A Berkey C.P.A.

February 19, 2024

Jere A Berkey C.P.A.

5420 Eagles Point Circle # 106

Sarasota, FL 34231

To the Board of Directors

Integrity Investments, Inc.

Venice Florida

Re: Report on Reconciliation of differences between 12/31 Focus and audited Financials

As part of my audit procedures, I examined the Focus Report, (Financial and Operational combined Uniform single Report, part 11A) Form X-17A-5, for the period ending December 31, 2023 and the Supplemental Statement of Income, Form SS01 for the period October 1 through December 31, 2023 and reconciled differences between the Focus Report and Audited Financials.

There were a few minor differences reported in the balance sheet in the areas of depreciation and investment in the subsidiary IM & R.

I have made these differences known to company management who will than update and amend its December 31, 2023 FOCUS filing to ensure that the FOCUS filing matches the Audit.

Jere A Berkey, C.P.A.

Sarasota, Florida

February 19. 2024

JERE A BERKEY C. P. A.
5420 Eagles Point Circle # 106
Sarasota, Florida 34231

TEL (941-924-6563 FAX (941-927-6893 E-MAIL jabs_39@hotmail.com

---

To the Board of Directors
Integrity Investments, Inc
Venice Florida

Re: Report on Internal Control required by SEC Rule 17a-5(g)(1)

In planning and performing my audit of the financial statements of Integrity Investments, Inc, as of and for the year ended December 31, 2023, in accordance with the auditing standards generally accepted in the United States of America, I considered the company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Govenors of the Federal Reserve System.

Integrity Investments, Inc.
Report on Internal Control
Required by SEC Rule 17a-5(g)(1)

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibilitiy, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practice and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that may become inadequate because of changes in conditions of that the effectiveness of their design and operation my deteriorate.

A control deficiency exists when the design or operation of contol does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraph and would not necessarily indentify all deficiencies in interal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in al material respects indicate a material inadequacy for such puposes. Based on this understanding and my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2023, to meet the SEC's objectives.

Integrity Investments, Inc.
Report on Internal Control
Required by SEC Rule 17a-5(g)(1)

This report is intended solely for the information and use by the Board of Directors, management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on Rule 17a5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jere A. Berkey, C. P. A.
Sarasota, Florida
February 19, 2024

JERE A BERKEY C. P. A.
5420 Eagles Point Circle # 106
Sarasota, Florida 34231

TEL (941-924-6563 FAX (941-927-6893 E-MAIL jabs_39@hotmail.com

---

To the Board of Directors
Integrity Investments, Inc.
Venice, Florida

In accordance with your request, I have audited your anti-money laundering procedures for compliance with regulations regarding those matters. In connection with my audit, I have not encountered any receipts of cash or foreign currencies, checks or direct wires going through the company's accounts.There have been no direct deposits of funds from clients as all of the investment activity has been made directly into the funds that the company is responsible to oversee. I therefore attest that the company has fully complied with the anti-money laundering regulations.

Respectfully submitted,

Jere A. Berkey, C. P. A.
February 19, 2024

Integrity Investments, Inc.

333 S Tamiami Trail, STE 388

Venice, FL 34285

February 19, 2024

Jere A Berkey C.P.A.

5420 Eagles Point Circle # 106

Sarasota, FL 34231

In connection with your audit of the financial statements of Integrity Investments, Inc. as of December 31, 2023 for the year then ended for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of Integrity Investments Inc. in conformity with generally accepted accounting priniciples generally accepted in the United States , I confirm, to the best of my knowledge and belief, the following representation made to you during your audit.

1. I am responsible for the fair presentation in the financial statements of financial Position, results of operations, and cash flows in conformity with generally accepted accounting principles accepted in the United States. I am also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud. It is management's belief that the financial statements are fairly presented in conformity with generally accepted accounting principles.
2. I have made available to you all:
    a. Financial records and related data
    b. Minutes of the meetings of stockholders, directors, or summaries of actions of recent meetings for which minutes have not been prepared.
3. There have been no:
    a. Fraudulent financial reporting or misappropriation of assets involving Management or employees who have significant roles in internal control.

3. (Continued)

   b. Fraudulent financial reporting or misappropriation of assets involving other employees that could have a material effect on the financial statements.

   c. Communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices.

4. I have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

5. The following have been properly recorded or disclosed in the financial statements:

   a. Summary of significant Accounting Policies.

   b. Income tax provisions, and future benefits.

   c. Investments and related party transactions.

   d. Status of common stock shares and additional paid-in capital.

   e. Arrangement with regulatory agency on the treatment of the Subordinated Loan payable.

   f. Arrangement between lender and lessee on the building lease agreement.

   g. Statement of No Claims, Commitments, Contingencies or Guarantees associated with the company.

6. There are no unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with PCAOB Standard AS 2201.

7. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

8. The company has satisfactory title to all owned assets, and there are no liens or Encumbrances on such assets nor has any asset been pledged.

9. I have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

10. I have identified all accounting estimates that could be material to the financial Statements, including the key factors and significant assumptions underlying those estimates, and believe the estimates are reasonable in the circumstances.

11. There are no such estimates that may be subject to material change in the near term that have not been properly disclosed in the financial statements.

12. I have no knowledge of concentrations existing at the date of the financial Statements that make the company vulnerable to the risk of a near-term impact that have not been properly disclosed in the financial statements. I understand that concentrations include individual or group concentrations of customers, suppliers, lenders, products, services, sources of labor or materials, licenses or other rights, or operating areas or markets. I further understand that severe impact means a significant financially disruptive effect on the normal functioning of the company.

13. There are no:

    a. Violations or possible violations of laws or regulations whose effect should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

    b. Other liabilities or gain of loss contingencies that are required to be accrued or disclosed by PCAOB Standard AS 2201.

14. The only Related Party involved with the company's operations is the president and principle shareholder, Richard Curcio. His company, Curcio Properties, LLC is the sole owner of the office-condominium which has Integrity Investment Inc, as the sole tenant. Richard Curcio has provided to our auditor sufficient appropriate audit evidence to substantiate that the company's lease of office space from Curcio Properties, LLC was consummated on terms equivalent to those prevailing in an Arms-Length transaction.

15. There are no side agreements or other arrangements (either written or oral) Undisclosed to the auditor.

16. It is management's belief that the effects of any uncorrected financial statement Misstatements aggregated by the auditor during the current engagement and pertaining to the latest period presented are immaterial, both individually and in the aggregate to the financial statement taken as a whole.

17. Management has no knowledge of any allegations of fraud or suspected fraud affecting the entity received in communications from employees, former employees, analysts, regulators, short sellers, or others.

18. It is management's belief that the Supplemental Information provided to the Auditor reconciles to the financial statements of the underlying accounting and other records as applicable and is in conformity with AS-17.

19. No events have occurred subsequent to the balance sheet date that would require Adjustments to, or disclosure in, the financial statements.

Signature: ______________________

Title: Pres.

CONTENTS

JERE A. BERKEY C.P.A.

Certified Public Accountant

5420 Eagles Point Circle # 106

Sarasota, Florida 34231

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Integrity Investments Inc.

Opinion on the Financial Statements

I have audited the accompanying balance sheet of Integrity Investments Inc (the Company) as of December 31, 2023, the related statements of Income and Accumulated Deficits, and Cash Flows, for the year than ended, and the related notes { and schedules } (collectively referred to as the " financial statements ").

In my opinion, the financial statements present fairly, in all material respects, the financial position of the company as of December 31, 2023, and the results of its operations and cash flows for the year ended December 31, 2023, in conformity with the accounting principles generally accepted in The United States of America.

Report of Independent

Registered Public

Accounting Firm

Basis for Opinion

These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on the Company's financial statements based on my audit. My firm is a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and is required to be independent with respect to the Company in accordance with the U.S. federal security laws and the applicable rules and regulations of the Security and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those Standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements, whether due to error or fraud. My audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. 2.

Report of Independent

Registered Public

Accounting Firm

Basis for Opinion

I believe that my audit provides a reasonable basis for my opinion.

Jere A. Berkey C.P.A.

My firm has served as the Company's auditor since 1999

Sarasota, Florida

February 19, 2024

INTEGRITY INVESTMENTS, INC
BALANCE SHEET
Year ended December 31, 2023

ASSETS		
CURRENTS ASSETS		
Cash and cash equivalents	$	4,183
Accounts Receivable		42,155
Prepaid Expense		1,172
TOTAL CURRENT ASSETS		47,510
INVESTMENTS		
Investment in subsidiary		152,411
PROPERTY AND EQUIPMENT		
Office equipment		10,837
Office furniture abd fixtures		27,404
Less: Accumulated Depreciation		(37,948)
TOTAL PROPERTY AND EQUIPMENT		293
OTHER ASSETS		
Security Deposit		1,100
TOTAL ASSETS	$	201,314
LIABILITIES & STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable and Accured expenses	$	5,205
NON-CURRENT LIABILITIES		
Subordinated loan and accrued interest		607,387
STOCKHOLDER'S EQUITY		
Preferred Stock, $ 1.00 par value		2,000
Common stock, $ .10 par value		958,920
Additional paid- capital stock		493,500
Treasury stock		(140,000)
Retaining earnings ((deficit)		(1,725,698)
TOTAL STOCKHOLDER'S EQUITY		(411,278)
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	201,314

INTEGRITY INVESTMENTS, INC
STATEMENT OF INCOME AND ACCUMULATED DEFICITS
For the year ended December 31, 2023

REVENUE		
Commissions		$ 211,115
TOTAL REVENUE		211,115
SELLING EXPENSES		2,650
GENERAL & ADMINISTRATIVE EXPENSES		201,899
NON-OPERATING INCOME (EXPENSE)		
Interest expense	(18,324)	
	)	
Total Non-Operating Net (Expense)		(18,324)
Net Loss		$ (11,758)
BEGINNING RETAINED EARNINGS		(1,713,940)
ENDING RETAINED EARNINGS		$ (1,725,698)

See accompanying notes

INTEGRITY INVESTMENTS, INC
STATEMENT OF CASH FLOWS
For the year ended December 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ (11,758)
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	243
Changes in accounts receivable	4,160
Change in accounts payable & accrued Expense	(4,209)
Change in accrued interest	18,323
NET CASH PROVIDED BY (USED) BY OPERATING ACTIVITIES	6,759
NET CASH PROVIDED BY (USED) BY INVESTING ACTIVITIES	
Investment in subsidiary	(150)
NET CASH PROVIDED BY (USED)BY FINANCING ACTIVITIES	
Partial Redemption of Preferred Stock	(5,000)
NET INCREASE IN CASH	1,609
CASH AT BEGINNING OF PERIOD	2,574
CASH AT END OF PERIOD	$ 4,183
SUPPLEMENTAL DISCLOSURES	$ 0

See accompanying notes

SUPPLEMENTARY INFORMATION

Report of Independent Registered Accounting Firm

Supplemental Information

The Supplemental Information included with these financial statement, namely, Schedule of selling, general and administrative expenses, Computation of net capital requirements, Reconciliation of computation of net capital, Statement of changes in stockholder's equity, and statement of changes in liabilities subordinated to claims of general creditors has been subject to audit procedures performed in conjunction with the audit of Integrity Investments, Inc. financial statements.

The supplemental information is the responsibility of Integrity Investments, Inc. management.

My audit procedures included determining whether the supplemental information reconciles to the financial statement of the underlying accounting and other records, as applicable and performing procedures to test supplemental information.

In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content is presented in conformity to AS-17.

In my opinion, the Supplemental information identified above is fairly stated, in all material respects, with the relevant regulatory requirements.

Jere A. Berkey, C.P.A.

Sarasota, Florida

February 19, 2024

INTEGRITY INVESTMENTS, INC.
SELLING, GENERAL AND ADMIN EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2023

SELLING EXPENSES

Entertainment	$	2,229
Travel & lodging		421
TOTAL SELLING EXPENSE	$	2,650

GENERAL & ADMINISTRATIVE EXPENSES

Accounting and auditing	$	4,088
Bank service charges		366
Depreciation		243
Legal		435
Dues and subscription		237
Insurance		576
Licenses & Registration fees		3,791
Office supplies & postage		1,036
Payroll processing fees		2,604
Professional services		6,150
Rent-Office Building		14,222
Salaries		144,000
Taxes-Payroll		11,065
Telephone, Internet & Software		11,435
Medical		149
Archiving		1,502
TOTAL GENERAL & ADMINISTRATIVE EXP.	$	201,899

See accompanying notes

INTEGRITY INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS
For the year ended December 31, 2023

SCHEDULE 1. **COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1**

Capital			$ (411,278)
Add back:	Subordinated Loans		607,387
Deduct:	Non-allowable assets		
	Investment in subsidiary	152,411	
	Property and Equipment	38,241	
	Allowance for depreciation	(37,948)	
	Prepaid Expense	1,172	
	Security Deposit	1,100	154,976
Current capital			41,133
Deduct haircuts			0
Net allowable capital			41,133
Required capital			5,000
Excess capital			$ 36,133

SCHEDULE 2. **COMPUTATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3**

Reserve requirement is not required under exception 15c3-3(k)(1)(ii)

SCHEDULE 3. **INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15(C) 3-3**

There is no information required under rule 15 (c) 3-3 as the company is an institutional broker dealing in mutual funds and at no time has possession of any customers securities or cash.

See accompanying notes

INTEGRITY INVESTMENTS,INC

RECONCILIATION OF COMPUTATION OF NET CAPITAL
For the year ended December 31, 2023

	Audited	Unaudited	Difference
Total Assets	$201,314	$200,943	$371
Total Liabilities	612,592	612,592	
Net Worth	(411,278)	(411,649)	371
Add: subordinated loans	607,387	607,387	
Adjusted net worth	196,109	195,378	371
Less: non-allowable assets			
Investment in Subidiary	152,411	152,261	150
Furniture and fixtures	27,404	27,404	
Office Equipment	10,837	10,829	8
Accum. Depr	(37,948)	(38,162	214
Prepaid expense	1,172	1,172	
Accounts Receivable	42,155	42,155	
Security Deposit	1,100	1,100	
Total non-allowable	154,976	154,604	372
Current capital	41,133	41,134	1
Less: hair cuts			
Net Capital	41,133	41,134	1
Required capital	5,000	5,000	
Excess net capital	$ 36,133	$ 36,134	1

Explanation of difference. The principal difference in assets was due to adjustments for depreciation and minor investment changes in the subsidiary IM & R account.

See accompanying notes

INTEGRITY INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
For the period of September 8, 1992 (date of inception) to December 31, 2023

Year	Common stock Shares	Amount	Additional Paid-in-Capital	Retained Earnings
1992-1993	4,000,000	$400,000		$ ($17,512)
1994	2,617,908	261,791		(331,553)
1995	1,601,286	160,129		(471,554)
1996	210,000	21,000		(536,446)
1997	143,500	14,350		(575,326)
1998	416,500	41,650	148,500	(721,845)
1999	300,000	30,000	165,000	(729,114)
2000	300,000	30,000	180,000	(739,733)
Repurch				
Treasury Shares	(200,000)			
2001	0	0		(726,802)
2002	0	0		(793,783)
2003	0	0		(805,450)
2004	0	0		(818,769)
2005	0	0		(846,337)
2006	0	0		(906,781)
2007	0	0		(938,434)
2008	0	0		(1,257,969 `)
2009	0	0		(1,247,429)
2010	0	0		(1,437,772)
2011	0	0		(1,515,864)
2012	0	0		(1,531,145)
2013	0	0		(1,566,993)
2014	0	0		(1,579,579)
7-Jul-05	0	$0		(1,584,642)
2016	0	0		(1,602,684)
2017	0	0		(1,629,454)
2018	0	0		(1,639,163)
2019	0	0		(1,652,715)
2020	0	0		(1,684,181)
2021	0	0		(1,717,728)
2022	0	0		(1,713,940)
2023	0	0		(1,725,698
Balances	**938194**	$958,920	**$493,500**	**$ (1,725,698**

	Preferred Stock	
2022	7,000	$7,000
2023	2000	2,000

See accompany notes

INTEGRITY INVESTMENTS, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS: GENERAL CREDITORS

The following subordinated liabilities to claims of general creditors have been approved by the NASD.

		12/31/2023
Total loan payable	$	366,471
Subordinated accrued interest (note 1)		249,916
Total subordinated liabilities	$	607,387

Note (1) : The company requested permission to subordinate the accrued interest on the subordinated loan to allow is as additional capital.

Subsequent amendments to the originak subordinated loan requesting an extension of the maturity date were submitted and approved by the NASD.

The latest request for an extension of the maturity date was approved by the NASD on November 8, 2010.

See accompanying notes